Exhibit 99.11

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated September 22, 2011, with respect to the consolidated financial statements of Student Transportation Inc. (the “Company”) for the years ended June 30, 2011 and 2010, included as an exhibit to this Annual Report (Form 40-F).

We also consent to the use of our report dated September 28, 2011, with respect to the Reconciliation of Canadian Generally Accepted Accounting Principles to United States Generally Accepted Accounting Principles of the Company for the years ended June 30, 2011 and 2010, included as an exhibit to this Annual Report (Form 40-F).

Metropark, New Jersey	/s/ Ernst & Young LLP
September 28, 2011	Certified Public Accountants